Exhibit 4.10

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

The following description sets forth certain terms and provisions of our securities that are registered under Section 12 of the Securities Exchange Act of 1934, as amended. This description also summarizes relevant provisions of the General Corporation Law of Delaware (the “DGCL”). The following description is a summary and does not purport to be complete. It is subject to, and qualified in its entirety by reference to, the applicable provisions of the DGCL and our restated certificate of incorporation, as amended (our “Certificate of Incorporation”), and our restated bylaws, as amended (our “Bylaws”), each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.12 is a part. We encourage you to read our Certificate of Incorporation, our Bylaws, and the applicable provisions of the DGCL for additional information.

General

We have 100,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share, authorized for issuance, of which 1,111,111 shares are designated as Series A convertible preferred stock and 555,555 shares are designated as Series B convertible preferred stock. As of March 2, 2020, there were 52,804,187 shares of common stock, issued and outstanding and 1,111,111 shares of Series A preferred stock issued, none of which are outstanding, and 555,555 shares of Series B preferred stock issued, none of which are outstanding.

Only our common stock is registered under Section 12 of the Securities Exchange Act of 1934, as amended. Our common stock is listed on the NASDAQ Capital Market under the symbol “AMEH.”

Common Stock

Voting

Holders of our common stock are entitled to one vote for each share for the election of directors and on all other matters submitted to a stockholder vote. Holders of our common stock do not have cumulative voting rights.

Dividends

Subject to the rights of preferred stockholders, if any, holders of our common stock are entitled to share in all dividends that our board of directors, in its discretion, declares from legally available funds. Holders of our shares of Series A preferred stock and Series B preferred stock are entitled to receive dividends, out of legally available assets, on parity with the holders of our shares of common stock.

Liquidation

In the event of a liquidation, dissolution or winding up, each outstanding share of our common stock entitles its holder to participate pro rata in all assets that remain after payment of all liabilities and the liquidation preferences of any of our outstanding shares of Series A preferred stock and Series B preferred stock. The Series A preferred stock and the Series B preferred stock each have a liquidation preference in the amount of $9.00 per share plus any declared and unpaid dividends.

Other Rights

Our common stock has no pre-emptive, subscription or conversion rights and there are no redemption provisions applicable to our common stock.

Anti-Takeover Provisions

The following provisions of our Certificate of Incorporation and our Bylaws, could have the effect of delaying or discouraging another party from acquiring control of us and could encourage persons seeking to acquire control of us to first negotiate with our board of directors:

•	our Bylaws prohibit our stockholders from filling board vacancies

•	our Bylaws require holders of no less than one-then of all shares entitled to vote at a meeting to call a special meeting of stockholders.

•	our Bylaws provide that our board of directors will establish the authorized number of directors from time to time;

•	our Certificate of Incorporation does not permit cumulative voting in the election of directors; and

•
our Certificate of Incorporation permits our board of directors to determine the rights, privileges and preferences of any new series of preferred stock, some of which could impede the ability of a person to acquire control of our company.

In addition, we are subject to the provisions of Section 203 of the DGCL. Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to specified exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock.